
August 21, 2023

Ming Zhao
Chief Executive Officer
PROVEN Group, Inc.
7901 4th St N, Suite 4916
St. Petersburg, Florida 33702

   Re: PROVEN Group, Inc.
     Post-Qualification Amendment to
     Form 1-A
     Filed August 10, 2023
     File No. 024-11569

Dear Ming Zhao:

   This is to advise you that we do not intend to review your amendment.

   We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Abby Adams at (202) 551-6902 with any questions.

               Sincerely,

               Division of Corporation Finance
               Office of Industrial Applications and
               Services

cc: Jeanne Campanelli